UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):   February 16, 2010

SEMPRA ENERGY
(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

Item 1.01 Entry into a Material Definitive Agreement

Purchase and Sale Agreement

As previously disclosed, on April 1, 2008, Sempra Energy ("Sempra") and The Royal Bank of Scotland plc ("RBS") completed the formation of their partnership, RBS Sempra Commodities LLP (the "Partnership"), to own and operate the commodity-marketing businesses previously held as subsidiaries of Sempra. In November 2009, RBS announced its intention to divest its interest in the Partnership, in connection with state aid clearance from the European Commission.

On February 16, 2010, Sempra, RBS, the Partnership and a subsidiary of the Partnership (collectively, the "Seller Parties") entered into a Purchase and Sale Agreement (the "Purchase Agreement") with J.P. Morgan Ventures Energy Corporation (the "Purchaser"), pursuant to which the Purchaser will purchase the Partnership's global oil, metals, coal, emissions (other than emissions related to the Partnership's North American power business), plastics, agricultural commodities and concentrates commodities trading and marketing business, the Partnership's European power and gas business and the Partnership's investor products business (collectively, the "Subject Business") through a combination of the purchase of certain subsidiaries of the Partnership and the purchase of certain assets of, and the assumption of certain liabilities of, the Subject Business (the "Transaction"). The Partnership will retain its North American power and gas trading businesses and its retail energy solutions business. The Purchase Agreement is filed as an exhibit to this report.

The Purchaser will pay to the Partnership in respect of the Transaction an aggregate purchase price equal to the book value of the Subject Business at closing, computed on the basis (with certain exceptions) of international financial reporting standards, plus $468 million. Sempra will be entitled to 53-1/3% of the aggregate purchase price, and RBS will be entitled to 46-2/3% of the aggregate purchase price.

In conjunction with the Transaction, JPMorgan Chase & Co. has delivered a guaranty in favor of the Seller Parties to guarantee certain obligations, including the payment obligations, of the Purchaser under the Purchase Agreement. The closing of the Transaction is subject to the following conditions for both Sempra and RBS, on the one hand, and the Purchaser on the other hand: (i) receipt of governmental approvals from the UK Financial Services Authority, the US Department of Justice or Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, antitrust approvals from regulators in Canada and in a number of other jurisdictions to be identified by the parties within five business days of the date on which the information reasonably necessary to make such determination is available (the "Determination Date"), (ii) if the Purchaser reasonably deems it necessary, receipt by the Purchaser of a license or other approval from the Swiss Federal Market Supervisory Authority ("FINMA"), whichever is most expeditious, to allow the Subject Business to continue to conduct its Swiss operations in all material respects as it has been conducted prior to the date of the Purchase Agreement (except that this will not be a condition if the closing has not occurred prior to October 2, 2010) (iii) the absence of any injunction, order or law that would prohibit or prevent the Transaction, (iv) the accuracy of the other parties' representations and warranties as of signing and a limited number of such representations and warranties as of closing, subject, in each case, to applicable materiality limits, (v) the performance by each of the parties of their respective covenants and agreements, including with respect to the Seller Parties, the covenants with respect to the conduct of the Subject Business between the signing and closing of the Purchase Agreement, subject to applicable materiality limits, and (vi) entering into certain related agreements, including an agreement pursuant to which, among other things, the Partnership, will provide transition services to the Subject Business, following the Closing. In addition, it is a condition to the obligation of the Seller Parties to close the Transaction that the Guarantor not experience a ratings downgrade below the level specified in the Purchase Agreement (the "Ratings Downgrade Condition").

The Purchase Agreement contains covenants that, among other things, (i) require each party to the Purchase Agreement to use its reasonable best efforts to obtain the necessary governmental approvals for consummation of the Transaction, subject to certain limitations, (ii) require the Seller Parties to continue to operate the Subject Business before the closing in the ordinary course and, subject to applicable legal requirements, to operate the Subject Business in accordance with a set of specific limitations, including with respect to the incurrence of indebtedness, the purchase or sale of significant assets, and the management of risk, (iii) provide for the manner in which commodities transactions of the Subject Business that are not obligations of the transferred subsidiaries of the Partnership will be novated to the Purchaser and for the release of guarantees of Sempra and RBS supporting the Subject Business or, if such guarantees and other credit support are not released at closing, the reimbursement or indemnification of Sempra and RBS for any losses or claims arising thereunder, and (iv) prohibit the Seller Parties from shopping the Subject Business prior to the closing or termination of the Purchase Agreement.

The Purchase Agreement also contains customary representations and warranties that will survive the closing generally for one year, and Sempra and RBS will indemnify the Purchaser for its damages resulting from breaches of the representations, warranties and covenants of the Seller Parties, subject to customary caps and deductibles. Sempra and RBS will also indemnify the Purchaser for certain liabilities that will not be transferred to the Purchaser in the Transaction, including for pre-closing taxes of the Subject Business. The share of indemnification borne by each of Sempra and RBS will generally equal their respective shares of the purchase price, but certain indemnification liabilities will be allocated in a greater proportion to one or the other party. In addition, the Purchaser, subject to certain limitations, will indemnify Sempra and RBS for their damages resulting from breaches of the Purchaser's representations, warranties and covenants.

The Purchase Agreement may be terminated at any time prior to the closing by mutual written consent of all the parties. In addition, if the closing does not occur by the date that is 90 days after the Determination Date, subject to (i) two month extensions (once by the Purchaser, and once or more by either of Sempra and RBS or by mutual agreement of all the parties) if, at the time of the extension, all closing conditions have been satisfied or reasonably capable of being satisfied other than all necessary governmental approvals having been obtained), but no later than December 2, 2010 and (ii) up to three additional one month extensions by the Purchaser if, at the time of the extension, all closing conditions have been satisfied other than the approval with respect to the operations of the Subject Business in Switzerland having been obtained, but no later than October 2, 2010 (the outside date determined under (i) or (ii), the "Outside Date"), Sempra and RBS (together prior to December 2, 2010, and separately thereafter) may terminate the Purchase Agreement if (x) the Ratings Downgrade Condition is not met as of such time, (y) the closing has not occurred and they are not in material breach of the Purchase Agreement such that they cannot satisfy the conditions to closing regarding the accuracy of their representations and warranties and the performance of their covenants or (z) the closing has not occurred as a result of the conditions regarding mandatory governmental approvals having not been satisfied or an injunction, order or law that would prohibit or prevent the Transaction having issued and the failure of those conditions is not reasonably capable of being remedied by December 2, 2010, and is not the result of a material breach by them. The Purchaser may terminate the Purchase Agreement if on or after the Outside Date (x) the closing has not occurred and it is not in material breach of the Purchase Agreement such that it cannot satisfy the conditions to closing regarding the accuracy of its representations and warranties and the performance of its covenants or (y) the closing has not occurred as a result of the conditions regarding mandatory governmental approvals having not been satisfied or an injunction, order or law that would prohibit or prevent the Transaction having issued and is in effect and the failure of those conditions is not reasonably capable of being remedied by December 2, 2010, and is not the result of a material breach by it. If the Seller Parties terminate the Purchase Agreement, and (x) the failure to meet the conditions to closing of the Transaction is the result of the material breach by the Purchaser of a covenant or representation such that the closing conditions relating thereto are not satisfied, or (y) the closing conditions have been met but the Purchaser fails to close, the Purchaser will pay the Seller Parties a breakup fee of $200 million. If the Purchase Agreement is terminated by the Purchaser and any of the Seller Parties has either materially breached its covenants to make reasonable best efforts to close or its "no shop" covenant such that the closing conditions relating thereto are not satisfied, or the closing conditions were satisfied and any of the Seller Parties failed to close, then the Seller Parties will pay the Purchaser a termination fee of $50 million. Sempra and RBS will share the benefit or cost of any termination fee in proportion to their respective share of the purchase price, unless the Seller Parties owe a termination fee and either Sempra or RBS is solely responsible for the relevant breach, in which case, the defaulting party will bear the entire cost. The termination fees are not exclusive remedies.

Sempra/RBS Agreement

In connection with the Transaction under the Purchase Agreement, Sempra and RBS have entered into a letter agreement (the "Sempra/RBS Agreement") to negotiate, in good faith, to conclude as soon as practicable but in any event prior to the closing of the Transaction definitive documentation substantially consistent with terms regarding (i) the manner of the distribution of proceeds of the Transaction, (ii) amendments to the Limited Liability Partnership Agreement of the Partnership, dated April 1, 2008, as amended (the "Partnership Agreement") among other things (A) to effect the distribution of proceeds of the Transaction, (B) to consider the distribution of excess cash of the Partnership to Sempra and RBS, (C) to eliminate each partner's preferred return (currently 15% per year) and to move to a 50/50 sharing of net income, if and when Sempra's invested capital is reduced to $950 million or less by the return of capital to the partners, (D) terminate the restrictions on the partners' ability to transfer their partnership interests prior to April 2012 (but not the partners' right of first offer and other rights, including Sempra's tag-along right with respect to the transfer of that interest or the requirement that any transferee be reasonably acceptable to Sempra), (E) to effect the sharing of losses (in proportion to the allocation of proceeds of the Transaction) under the total return swaps with the Purchaser and related agreements except to the extent that RBS or Sempra is responsible for the loss, and only in the case of Sempra to the extent of the existing $1.6 billion cap for loss sharing under the Partnership Agreement and (F) permit the Partnership to make capital calls from RBS and Sempra up to a maximum of $100 million each under certain circumstances where Sempra's invested capital is reduced to $950 million, (iii) the framework for the process of entertaining bids for the remaining part of the Partnership's business, and (iv) amendments to the Indemnity Agreement, dated as of April 1, 2008, as amended (the "Indemnity Agreement"), under which RBS indemnifies Sempra and its affiliates for guarantees they have issued in favor of the Partnership, to release RBS to the extent of obligations assumed by the Purchaser in connection with the Transaction. The Partnership Agreement is described more fully in the Form 8-K filed with the Securities and Exchange Commission (the "Commission") on July 10, 2007, and was filed with the Commission in Sempra Energy's Form 10-Q for the quarter ended March 31, 2008. The Indemnity Agreement is more fully described in the Form 8-K filed with the Commission on July 10, 2007, and was filed with the Commission in Sempra's Form 10-Q for the quarter ended March 31, 2008.

The foregoing description of the Purchase Agreement and the Sempra/RBS Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached hereto and the terms of which are incorporated herein by reference. In addition, the Purchase Agreement contains representations and warranties made by Sempra and certain of its affiliates, which have been made for the benefit of the Purchaser, were made as of a specific date and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be incorrect. Any specific material facts that qualify the representations and warranties in the Purchase Agreement have been disclosed herein, in other filings that Sempra has made with the Commission or in the information incorporated by reference herein or therein.

Exhibits

Exhibit 10.1	Purchase and Sale Agreement, dated as of February 16, 2010, entered into by and among J.P. Morgan Ventures Energy Corporation, Sempra Energy Trading LLC, RBS Sempra Commodities LLP, Sempra Energy and The Royal Bank of Scotland plc.
Exhibit 10.2	Letter Agreement, dated as of February 16, 2010, entered into by and between Sempra Energy and The Royal Bank of Scotland plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: February 18, 2010

By: /s/ Joseph A. Householder

Joseph A. Householder
Senior Vice President, Controller and Chief
Accounting Officer